

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2025

Chen Xin
Chief Executive Officer
BGM Group Ltd
No. 152 Hongliang East 1st Street, No. 1703
Tianfu New District , Chengdu , 610200
People's Republic of China

  Re: BGM Group Ltd
    Form 20-F for the Fiscal Year Ended September 30, 2024
    File No. 001-39805

Dear Chen Xin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences